Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated January 28, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The articles attached as Exhibit A and Exhibit B appeared at blogs.reuters.com/felix-salmon. The article attached as Exhibit C appeared at divestor.com. The articles were not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publishers of the articles are not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the articles or any other articles published by the publisher concerning the Company.

                Statements in the articles attached as Exhibit A or Exhibit B that are not attributed directly to Mr. Leplanche or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company. Statements in the article attached as Exhibit C that are not attributed directly to Ms. Boone or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in these articles only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

The problem with peer-to-peer lending

Mark Gimein has an important story today about Prosper, which is required reading for anybody - myself included - who has some hope about peer-to-peer lending helping to disintermediate banks and get credit flowing again to individuals and small businesses.

Prosper was one of the first companies to market in the peer-to-peer space, and in hindsight its arrival at the height of the credit boom was incredibly ill-timed. If you lent money through Prosper back then, when most of its loans were extended, there's a very high chance that you've lost money - in some cases, a lot of money. "Of investors with a portfolio of loans that are an average of at least two years old," notes Gimein, "folks who have lost money outnumber those who've earned 6 percent annual return by more than six to one."

Prosper was founded in the days before everybody had heard the term "model risk", back when it made perfect sense that credit risk could be modeled accurately by a computer algorithm using little more than a FICO score.

One of the big problems that Prosper ran into - the massive credit crunch and the ensuing Great Recession - could reasonably be considered to be a one-off event with a low likelihood of happening again. But another is endemic to the model: Prosper borrowers with a given FICO score are inevitably going to be more likely to default on their debts than most other people with the same credit score.

It wasn't meant to be that way. Peer-to-peer lending was meant to create a personal connection between borrower and lender, and therefore make borrowers more likely to repay their debts than people faced with large obligations to hated, faceless banks. But it seems that adverse selection effects overwhelmed the site's attempts to be warm and fuzzy. As Gimein explained in an email to me,

I think in this case the adverse selection issues are insurmountable. Folks go to P2P loans almost always because they can't get money through conventional channels, and often there is a reason. I've cut up the Prosper numbers in a bunch of ways, and one thing I've noticed is that some of the worst returns come from folks with okay credit who are willing to pay very high interest rates: they're willing to pay a lot because their finances are in worse shape than they seem.

Also, re: adverse selection, this reminds me of a story I heard years ago from a guy who started a company that marketed credit cards online. What he found was that when you set up a site and have people come to you, you get a really dangerous class of borrowers. This is why credit card companies don't really make much effort to get people to go to their websites and apply. They would rather *offer* than let people ask. Because ultimately a paradox of lending is that the people who are more likely to repay are those who *don't need the money*. And Prosper attracts those who do need it.

I'm still hopeful that Lending Club, in particular, can succeed in this space; it certainly doesn't suffer from the kind of egregiously misleading public communications that Gimein details at Prosper. But insofar as Lending Club can succeed where Prosper seems to have failed, it will have to do so through overcoming the adverse-selection problem with an extremely tough and diligent underwriting program which rejects as much as 90% of the people asking for loans. As such, it's only likely to make a difference at the margins - and it might find it hard to make a profit itself out of the 1% take it skims off each loan.

Effective underwriting is difficult, labor-intensive, and expensive. And there's always a worry that at some point any peer-to-peer intermediary will start cutting corners on the underwriting front in an attempt to make more money. Which could be disastrous for lenders.

Update: Gimein points me to the second chart on this page, which shows that Prosper, too, funds less than 10% of the loans that get applied for there. Maybe rejecting lots of loans isn't, in and of itself, a sign of diligent underwriting.

Update 2: Lending Club CEO Renaud Laplanche emails to explain the difference between his shop and Prosper:

The "10% funding rate" of Prosper and Lending Club are different in nature: Lending Club approves 10% of the loan applications - that's an underwriting decision. These 10% most creditworthy loans are made available on the platform for investors to invest in, and all loan listings get fully funded. Currently, the platform is "demand constrained", meaning that we have more investors willing to invest in these loans than loans available. We are increasing our marketing efforts on the borrower side to make sure demand catches up with supply.

Prosper's 10% is very different in nature: most loan applications received by Prosper get listed on their platform, and only 10% actually get funded, either because of insufficient supply of investors funds, or just because investors don't want to fund the other 90% of the loans. The question here is whether the 10% that get funded are "the right 10%"? Marketplaces need 2 things to be efficient: sufficient supply and demand, and no information asymmetry between buyers and sellers. I believe Prosper's marketplace lacks both. So would Lending Club's by the way, which is why we are making the credit decisions and setting the rates. The consequence is that Lending Club's 10% are those loans that are the most creditworthy, based on factual information from the credit reports, employment and income verification, anti-fraud measures, etc.

Exhibit B

HEADLINE: A big change at Lending Club

BYLINE: Felix Salmon

BODY:

Lending Club CEO Renaud Laplanche said something very interesting in his response to my most recent post on peer-to-peer lending. ?Currently, the platform is ?demand constrained, meaning that we have more investors willing to invest in these loans than loans available,' he wrote.

That's a big change from when I met Laplanche in April, so I asked him what has happened since then. He replied:

It is a big change indeed. The platform went from being supply-constrained most of last year to now being demand-constrained. I believe 3 factors contributed to the shift:

1. Our track record continues to get longer, inspiring more confidence to investors, who now invest larger amounts. The average net return after defaults and fees remains over 9%.

2. The dynamics on both sides of the platform are different: investors are repeat customers and the entire base contributes each month, with more than 10,000 investors contributing each an additional $500 to their account each month on average. On the other side, each borrower takes one loan and that's pretty much it for the next 3 years. We do very little upsell to borrowers, for risk management reasons. So the base getting bigger is not helpful on the borrower side, for now.

3. There are certainly macro-economic factors, with investors' sentiment evolving. Investors are a lot less risk-averse now than they were a year ago, and those who were only taking FDIC-insured products are looking for yield again.

There's good news and bad news here. The good news is that the investors keep on coming back with new money: they're happy with the returns they're getting and the default rates they're seeing. But the bad news is that it's becoming harder to find sufficient borrowers to meet investor demand " and no investor wants to put thousands of dollars into Lending Club, only to see it kept in cash, earning no interest.

The pressure on Lending Club to weaken its underwriting standards, then, is going to be intense " but it's precisely those underwriting standards which investors are relying on and which set Lending Club apart from the likes of Prosper.

The best-case scenario here, of course, is that Lending Club will become better known among individuals and small businesses wanting to borrow money, and will be able to do much more matching of investors with borrowers. But I also have a concern that Lending Club, and other peer-to-peer lenders, risk becoming the Heloc of the new decade.

Back during the housing boom, people who found themselves over their heads with credit cards could wipe the slate clean(ish) by paying them all off with a home equity line of credit. The problem was that if you've gotten yourself over your head with credit cards in the past, you're likely to do so again in the future " only with that big Heloc to add to the total debt load.

By far the most popular category of loans on Lending Club is debt consolidation. And indeed it makes perfect financial sense for people paying enormous interest rates on their credit cards to refinance it all at Lending Club, tear up their cards, and embark upon a life of newly-discovered frugality. On the other hand, it makes very little sense for those people to refinance everything at Lending Club if the main effect of doing so is simply to reopen those old credit card lines, and find themselves in a situation down the road where they're paying not only the Lending Club obligations but also a whole pile of new credit-card obligations on top.

For a while there, at the beginning of 2009, I believed that Americans really were rediscovering the wonders of living within their means. But in hindsight they simply didn't have any money or credit. If the Lending Club spigots continue to open up, we might just be creating a whole new asset class of loans which are weighing down Americans who should never have spent so much in the first place. Personal expenditure, it seems, will always expand to fill the amount of credit available. And that might not bode well for Lending Club investors down the road. Can the company's underwriting standards stop that from happening? Right now, it's impossible to tell for sure.

Exhibit C

Peer to Peer Lending - Prosper / Lending Club - Explaining the risk

A preliminary note on dealing with people in finance:

No sooner than 24 hours after I posted about how Peer to Peer lending is quite risky, I receive an email from Mickie Boone, who is the director of Public Relations of Lending Club. I do not believe I am breaching any confidentiality of email when she stated that:

Lending Club has always implemented tighter credit policies and invested heavily in collections, and as a result is now 3 times bigger than Prosper ($7.1M in Dec. for Lending Club against $2.2M for Prosper). Our historical default rate across ALL loans is around 3% and we produced an average of 9.68% net annualized returns.

She must be doing her homework by having good Google Alerts set to inform her of anybody writing about her employer or her competitors. Although the email was clearly marketing material, it did not feel like spam and was well crafted although it felt like she has sent something similar to many other writers on the internet. In fact, by me writing about this, she probably succeeded in increasing exposure to her employer, which is her job.

In her email, she also stated that she desired to speak with me, and to let her know when I was available to do so. After my horrific experience with exempt-offering limited partnerships (see "Worst Move" on He won't play against the Kasparovs), one rule of mine that I religiously adhere to is to let the documentation speak, and to only let management's words be colour in determining the credibility of the firm's leadership.

When dealing with people from a financial perspective, you tend to take a liking to them. This is why I will never make a good financial adviser - they make their money through sales commissions, and in order to do that, you need to appear to be likable to gain clients that taking a liking to yourself. I am not a likable person when it comes to finance. I already felt like I knew Ms. Boone right after reading her email. The problem is that doing so clouds my financial judgment which is detrimental in making good financial decisions. The documentation should do most of the speaking.

Lending Club vs. Prosper:

Lending Club's website is slightly easier to get information from than Prosper. In addition, Lending Club doesn't make the mistake of having to register to get certain information (e.g. for Prosper's secondary marketplace). Lending Club also has their entire loan portfolio available for a convenient 10 megabyte Excel download, something I don't see on Prosper. They also give good metrics with respect to loan performance, while with Prosper, you have a dig a little deeper, but at least not have to log in to get some quantitative results.

Both sites openly share their SEC prospectus on their sites, or you can read them where you would normally read SEC filings. Both sites also have similar cost structures (to the money lender, 1% of interest and principal).

In particular, Lending Club touts the following chart...

The chart is annotated with the following description:

A $10,000 investment in Lending Club notes in June 2007 is worth more today than the same investment in any other major asset class**

** Based on Average Net Annualized Returns from June 2007 (inception) to October 2009. This comparison does not reflect differences in liquidity. Past performance is no guarantee of future results.

.... this chart clearly showing their outperformance to the market, right? Not so - a junk-of-junk bond portfolio (which is essentially what Lending Club and Prosper deal with) should have a volatility that is at least that of a short duration high-yield bond index and most definitely not mirror that of the short term treasury graph.

Be very careful of straight-line performance graphs, and this is no exception. You'll notice even the 1-3 year treasury bond index exhibits some variation in returns, while Lending Club's graph is nearly as straight as an arrow.

Is Lending Club's loan portfolio vastly superior than Prosper's?

The answer to this question is no. The reason deals with the carrying value of the loan. It assumes that loans that are not in default have a carrying value of par. As there is no secondary market for the loans on Lending Club's books, current loans must be carried at par value even when the credit risk would result in a significant downward valuation from par.

There are two ways to default on a loan - stop making interest payments, or by not paying the principal when it is due. Lending Club's numbers properly reflect the default rate of borrowers not making interest payments, but does not reflect the future default rates of the failure to pay principal.

Prosper has data available for loans originated from November 1, 2005 to today. The loans have been standardized for three years. 91.1% of current loans (by dollar value) are current, which means 8.9% of loans are non-current. These reflect the failure to pay interest.

In terms of principal collection, 22.9% of loans have been charged off. This is netted by 0.5% of collection agency collections, leaving a net charge off of 22.4%.

Lending Club has 9.1% of loans that are non-current ($5,559,632 late/defaulted vs. $63,651,765 funded), which is very close to Prosper's 8.9% non-current loan rate.

Here's the big reporting problem - Lending Club has only been in operation for 2.5 years. If they are giving out three year loans, then none of their existing loan portfolio has reached maturity yet (minus pre-payments), which means that the principal payment default risk has not been represented in their performance statistics. Prosper's data runs back 4.2 years.

My guess is that once Lending Club's loans start reaching maturity that the default rate will start to skyrocket, comparable to Prosper's net 22% charge-off rate of their entire loan portfolio.

If there is any way I could short Lending Club's portfolio at their existing carrying value, I would place a fairly heavy bet on it. Unfortunately, there is no way to do this. If my hypothesis is correct, my prediction is that in 1.7 years that Lending Club's blended loan portfolio will look closer to Prosper's, which currently has a 38.4% default rate on historical loans (for matured loans, Prosper is at a rate of $42,260,196 in net charge-offs vs. $110,000,706 loaned).

To say that Lending Club has a "historical default rate of 3%" is true, but the key word is "historical" - this will rise very sharply and this is why you don't see Prosper advertising default rates - because it is ridiculously high. In order to be compensated for this risk, investors should rightfully be demanding rates that would make credit card vendors bashful.

Notwithstanding this analysis, there is educational value for people to invest small (and I mean small) amounts of money just to demonstrate how difficult it is to make money even when allured with the promise of high rates of return. Instead of a return on capital, the return of capital becomes paramount in the loan business.

I invite the management of either Prosper or Lending Club to comment here, rather than email. My analysis could be wrong, and would appreciate any corrections.